Form 10-K, Exhibit 13
period 2002-12-31
TWENTY SERVICES INC
filed 2003-03-31
CIK 31704

Exhibit 13

TWENTY SERVICES, INC.
Financial Statements
and
Financial Statement Schedule
For the Years Ended
December 31, 2002, 2001 and 2000

TWENTY SERVICES, INC.
Index to Financial Statements and Financial Statement Schedule
December 31, 2002, 2001 and 2000

Independent Auditors’ Report

The Shareholders and
The Board of Directors
Twenty Services, Inc.

We have audited the accompanying balance sheets of Twenty Services, Inc. (the Company) as of December 31, 2002 and 2001, and the related statements of operations, comprehensive income, cash flows and of changes in stockholders’ equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Twenty Services, Inc. at December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of marketable securities–other investments for the year ended December 31, 2002, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BORLAND, BENEFIELD, CRAWFORD & WEBSTER, P.C.
Birmingham, Alabama
March 19, 2003

TWENTY SERVICES, INC.
Balance Sheets

	December 31,

	2002	2001

Assets
Cash and Cash Equivalents	$279,880	$206,208
Accounts Receivable	2,136	2,378
Marketable Securities	1,731,498	1,813,084
Finance Receivables, Net	78,069	84,440
Deferred Tax Benefit	—	41,690
Investment - American Equity Investment Life Holding Company	1,271,763	694,937

Total Assets	$3,363,346	$2,842,737

Liabilities and Stockholders’ Equity
Liabilities
Accounts Payable and Accrued Expenses	$40,903	$50,508
Deferred Tax Liability	105,416	—

Total Liabilities	146,319	50,508

Stockholders’ Equity
Preferred Stock, Cumulative Nonvoting, Par Value $.10;2,500,000 Shares Authorized 505,110 Shares Issued and Outstanding (Involuntary Liquidation Value $530,366)	50,511	50,511
Common Stock, Par Value $.10; 2,500,000 Shares Authorized, 1,283,068 Shares Issued and Outstanding	128,307	128,307
Additional Paid-In Capital	1,818,047	1,618,630
Retained Earnings	1,537,245	1,283,610
Net Unrealized Loss on Available-for-Sale Securities, Net of $14,331 and $17,434 Deferred Income Taxes in 2002 and 2001, Respectively	(61,607)	(52,301)
Less: Investment in Twenty Services Holding, Inc.	(60,000)	(60,000)
Preferred Treasury Stock	(6,908)	(5,104)
Common Treasury Stock	(188,568)	(171,424)

Net Stockholders’ Equity	3,217,027	2,792,229

Total Liabilities and Stockholders’ Equity	$3,363,346	$2,842,737

See accompanying notes to financial statements.

TWENTY SERVICES, INC.
Statements of Operations

	For the Years Ended December 31,

	2002	2001	2000

Revenues
Interest	$71,048	$68,941	$75,107
Lease	—	—	1,460
Dividends	87,396	97,383	102,585
Other	22,418	1,416	10,554

Total Revenues	180,862	167,740	189,706

Operating Expenses
General and Administrative	123,201	132,541	140,405
Depreciation	—	816	4,898

Total Operating Expenses	123,201	133,357	145,303

Gain From Operations	57,661	34,383	44,403

Other Income (Loss)
Loss on Sale of Marketable Securities	(9,927)	(139,210)	(43,488)
Provision for Equity in Gain of American Equity	233,201	14,236	78,031

Total Other Income (Loss)	223,274	(124,974)	34,543

Income (Loss) Before Income Taxes	280,935	(90,591)	78,946
Provision for Income Taxes	6,407	(1,521)	1,031

Net Income (Loss)	$287,342	$(89,070)	$77,915

Income (Loss) Per Common Share	$0.20	$(0.10)	$0.03

See accompanying notes to financial statements.

TWENTY SERVICES, INC.
Statements of Comprehensive Income

	For the Years Ended December 31,

	2002	2001	2000

Net Income (Loss)	$287,342	$(89,070)	$77,915

Other Comprehensive Income, Net of Tax - Unrealized Gain (Loss) on Secutiries	(9,306)	233,283	70,803

Comprehensive Income	$278,036	$144,213	$148,718

See accompanying notes to financial statements.

TWENTY SERVICES, INC.
Statements of Cash Flows

	For the Years Ended December 31,

	2002	2001	2000

Cash Flows From Operating Activities
Interest and Dividends Received	$158,686	$167,912	$175,213
Lease Income	—	—	1,460
Other Income	10,009	1,416	2,419
Cash Paid to Suppliers and Employees	(134,584)	(127,705)	(135,670)
Income Tax Refunds Received	—	—	50,538

Net Cash Flows From Operating Activities	34,111	41,623	93,960

Cash Flows From Investing Activities
Principal Collected on Loans	6,371	79,434	12,373
Loans Made to Customers	—	—	(68,058)
Principal Collected on Held-To-Maturity Securities	109	220	204
Proceeds From Sale of Available-for-Sale Securities	716,646	39,041	133,971
Purchases of Available-for Sale Securities	(632,687)	(39,560)	(60,000)

Net Cash Flows From Investing Activities	90,439	79,135	18,490

Cash Flows From Financing Activities
Preferred Stock Dividends Paid	(31,930)	(30,985)	(33,676)
Purchase of Treasury Stock	(18,948)	(48,574)	(77,887)

Net Cash Flows From Financing Activities	(50,878)	(79,559)	(111,563)

Net Increase in Cash and Cash Equivalents	73,672	41,199	887

Cash and Cash Equivalents - Beginning of Year	206,208	165,009	164,122

Cash and Cash Equivalents - End of Year	$279,880	$206,208	$165,009

See accompanying notes to financial statements.

TWENTY SERVICES, INC.
Statements of Cash Flows (continued)

	For the Years Ended December 31,

	2002	2001	2000

Reconciliation of Net Income to Net Cash
Cash From From Operating Activities
Net Income (Loss)	$287,342	$(89,070)	$77,915
Adjustments to Reconcile Net Income to Net Operating Activities
Depreciation and Amortization	—	816	4,898
Other Noncash Income	(12,409)	—	—
Provision for Equity in Gain of American Equity	(233,201)	(14,236)	(78,031)
Loss on Sale of Marketable Securities	9,927	139,210	43,488
Provision for Recovery of Prior Year Income Taxes	—	—	42,645
Net Change in Deferred Income Taxes	(6,407)	(1,521)	1,031
(Increase) Decrease in Accounts Receivable	242	1,588	(2,721)
Increase (Decrease) in Accounts Payable and Accrued Liabilities	(11,383)	4,836	4,735

Net Cash Flows From Operating Activities	$34,111	$41,623	$93,960

See accompanying notes to financial statements.

TWENTY SERVICES, INC.
Statements of Changes in Stockholders’ Equity
For the Years Ended December 31, 2002, 2001, and 2000

	Preferred Stock $.10	Common Stock $.10	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Investment in Twenty Services Holding, Inc.	Preferred Treasury Stock	Common Treasury Stock	Total

Balance - December 31, 1999	$50,511	$128,307	$1,528,768	$1,365,481	$(356,387)	$(60,000)	$(2,753)	$(47,314)	$2,606,613

Net Income	—	—	—	77,915	—	—	—	—	77,915

Purchase of Treasury Stock	—	—	—	—	—	—	(904)	(76,983)	(77,887)

Dividends on Preferred Stock, ($.07 Per Share)	—	—	—	(35,358)	—	—	—	—	(35,358)

Share of Increase in American Equity Capital, Net of Deferred Income Tax of $1,592	—	—	300,391	—	—	—	—	—	300,391

Change in Unrealized Loss on Available-for-Sale Securities, Net of Deferred Income Tax of $23,600	—	—	—	—	70,803	—	—	—	70,803

Balance - December 31, 2000	50,511	128,307	1,829,159	1,408,038	(285,584)	(60,000)	(3,657)	(124,297)	2,942,477

Net Loss	—	—	—	(89,070)	—	—	—	—	(89,070)

Purchase of Treasury Stock	—	—	—	—	—	—	(1,447)	(47,127)	(48,574)

Dividend on Preferred Stock ($.07 Per Share)	—	—	—	(35,358)	—	—	—	—	(35,358)

Change in Unrealized Loss on Available-for-Sale Securities, Net of Deferred Income Tax of $(77,761)	—	—	—	—	233,283	—	—	—	233,283

Share of Increase of American Equity Capital, Net of Deferred Income Tax of $(65,432)	—	—	(210,529)	—	—	—	—	—	(210,529)

TWENTY SERVICES, INC.
Statements of Changes in Stockholders’ Equity (continued)
For the Years Ended December 31, 2002, 2001, and 2000

	Preferred Stock $.10	Common Stock $.10	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Investment in Twenty Services Holding, Inc.	Preferred Treasury Stock	Common Treasury Stock	Total

Balance - December 31, 2001	$50,511	$128,307	$1,618,630	$1,283,610	$(52,301)	$(60,000)	$(5,104)	$(171,424)	$2,792,229

Net Income	—	—	—	287,342	—	—	—	—	287,342

Purchase of Treasury Stock	—	—	—	—	—	—	(1,804)	(17,144)	(18,948)

Dividends on Preferred Stock ($.07 Per Share)	—	—	—	(33,707)	—	—	—	—	(33,707)

Share of Increase in American Equity Capital, Net of Deferred Income Tax Charge of ($144,207)	—	—	199,417	—	—	—	—	—	199,417

Change in Unrealized Loss on Available-for-Sale Securities, Net of Deferred Income Tax of ($3,103)	—	—	—	—	(9,306)	—	—	—	(9,306)

Balance - December 31, 2002	$50,511	$128,307	$1,818,047	$1,537,245	$(61,607)	$(60,000)	$(6,908)	$(188,568)	$3,217,027

TWENTY SERVICES, INC.
Notes to Financial Statements
For the Years Ended December 31, 2002, 2001, and 2000

Note 1 – Accounting Policies

Income Recognition - Interest income from finance receivables is recognized using the interest (actuarial) method. Accrual of interest income on finance receivables is suspended when a loan is contractually delinquent for 90 days or more and resumed when the loan becomes contractually current.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit Losses - Provisions for credit losses are charged to income in amounts sufficient to maintain the allowance at a level considered adequate to cover the losses of principal and interest in the existing portfolio. The Company’s charge-off policy is based on a loan-by-loan review for all receivables that are charged off when they are deemed uncollectible.

Cash Equivalents - Holdings of highly liquid investments with original maturities of three months or less and investments in money market funds are considered to be cash equivalents.

Marketable Securities - On January 1, 1995, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

Management determines the appropriate classification of its investment in debt and equity securities at the time of purchase and reevaluates such determination at each balance sheet date. The Company’s securities are classified in two categories and accounted for as follows:

•         Securities Held-to-Maturity. Bonds, notes, certain preferred stocks and other debt securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using methods which approximate level yields over the period to maturity.

•         Securities Available-for-Sale. Bonds, notes and certain preferred stocks not classified as held-to-maturity and common stocks are reported at fair value.

TWENTY SERVICES, INC.
Notes to Financial Statements (Continued)
For the Years Ended December 31, 2002, 2001, and 2000

Note 1 – Accounting Policies (Continued)

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The write-downs are included in earnings as realized losses.

Unrealized holding gains and losses, net of deferred income taxes, on securities available-for-sale are reported as a net amount in a separate component of stockholders’ equity until realized.

Realized gains and losses on the sale of securities available-for-sale are determined using the specific-identification method.

Investment - American Equity Investment Life Holding Company - This investment is accounted for on the “Equity Basis.”

Property and Equipment - Property and equipment are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred and additions and improvements that significantly extend the lives of assets are capitalized. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation are removed from the related accounts and any gain or loss is reflected in operations.

Depreciation is provided primarily by the straight-line method over the estimated useful lives of the depreciable assets, which is five years.

Income Taxes - Deferred income taxes are recognized for the effects of temporary differences between financial statement and tax reporting.

Earnings Per Common Share - Earnings per common share are determined by dividing net income (loss), after giving effect to preferred stock dividends, by the weighted average number of common shares outstanding during the year. The weighted average number of common shares outstanding for each of the years ended December 31, 2002, 2001, and 2000 was 1,283,068.

TWENTY SERVICES, INC.
Notes to Financial Statements (Continued)
For the Years Ended December 31, 2002, 2001, and 2000

Note 2 – Nature of Operations, Risks, and Uncertainties

The Company is primarily engaged in the general finance business. The Company grants commercial and personal real estate loans and general business and personal loans to customers located primarily in Alabama. The majority of the loan portfolio is secured by various types of collateral including mortgages and security interests in equipment and other property with a significant concentration in loans collateralized by residential real estate.

Note 3 – Fair Values of Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 107, “Disclosures about Fair Value of Financial Instruments,” requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. The following sets forth a comparison of fair values and carrying values of the Company’s financial instruments subject to the provisions of SFAS No. 107.

	2002		2001

	Carrying Value	Fair Value	Carrying Value	Fair Value

Cash and Temporary Investments	$279,880	$279,880	$206,208	$206,208
Marketable Securities	1,731,498	1,731,498	1,813,084	1,813,084
Finance Receivables, Net	78,069	78,069	84,440	84,440

The following methods and assumptions were used by the Company in estimating the fair values of financial instruments:

•         Short-term financial instruments are carried at their carrying amounts reported in the balance sheet that are reasonable estimates of fair values due to the relatively short period to maturity of the instruments. This approach applies to cash and temporary investments, finance receivables, notes receivable from related parties and other receivables.

•         Marketable securities are valued at quoted market values.

TWENTY SERVICES, INC.
Notes to Financial Statements (Continued)
For the Years Ended December 31, 2002, 2001, and 2000

Note 4 – Marketable Securities

The amortized cost and aggregate fair values of investments in securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

December 31, 2002

Available-for-Sale Securities
Equity Securities	$921,475	$57,667	$9,607	$969,535
Debt Securities	863,976	19,180	124,565	758,591

Total Available-for-Sale Securities	$1,785,451	$76,847	$1,862,298	$1,728,126

Held-to-Maturity Securities Obligations of U.S. Government Corporations and Agencies	$3,372	$—	$—	$3,372

December 31, 2001

Available-for-Sale Securities
Equity Securities	$1,276,462	$42,750	$42,168	$1,277,044
Debt Securities	602,875	6,170	76,486	532,559

Total Available-for-Sale Securities	$1,879,337	$48,920	$118,654	$1,809,603

Held-to-Maturity Securities Obligations of U.S. Government Corporations and Agencies	$3,481	$—	$—	$3,481

The amortized cost and aggregate fair value of debt securities at December 31, 2002 and 2001, by contractual maturity, are as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call prepayment penalties.

TWENTY SERVICES, INC.
Notes to Financial Statements (Continued)
For the Years Ended December 31, 2002, 2001, and 2000

Note 4 – Marketable Securities (Continued)

	Available-for-Sale		Held-to-Maturity

	Amortized Cost	Market Value	Amortized Cost	Market Value

December 31, 2002

Corporate Due In:
Within 1 Year	$152,783	$153,375	$—	$—
1-5 Years	95,005	68,000	—	—
6-10 Years	100,004	58,875	—	—
After 10 Years	376,878	334,569	—	—

	724,670	614,819	—	—
U.S. Government
Corporations and Agencies
Due In:
After 10 Years	139,306	143,772	3,372	3,372

Total	$863,976	$758,591	$3,372	$3,372

December 31, 2001

Corporate Due In:
1-5 Years	$247,788	$230,020	$—	$—
6-10 Years	100,004	84,500	—	—
After 10 Years	255,083	218,039	—	—

	602,875	532,559	—	—
U.S. Government
Corporations and Agencies
Due In:
After 10 Years	—	—	3,481	3,481

Total	$602,875	$532,559	$3,481	$3,481

Proceeds from the sale of available-for-sale securities were $716,646 for the year ended December 31, 2002. A net loss of $9,927 was realized. There were no sales of held-to-maturity securities for the year ended December 31, 2002.

Proceeds from the sale of available-for-sale securities were $39,041 for the year ended December 31, 2001. A net loss of $519 was realized. There were no sales of held-to-maturity securities during the year ended December 31, 2001.

TWENTY SERVICES, INC.
Notes to Financial Statements (Continued)
For the Years Ended December 31, 2002, 2001, and 2000

Note 4 – Marketable Securities (Continued)

At December 31, 2001, certain securities classified as available-for-sale were written down to the estimated realizable values because, in the opinion of management, the decline in market value of those securities is considered to be other than temporary. The write-down of $138,691 was recorded as a realized loss on sale-of-securities.

Note 5 – Finance Receivables and Allowance for Credit Losses

Finance receivables consisted of the following at December 31:

	2002	2001

Real Estate	$30,845	$35,341
Business and Other	57,574	59,449

Total Finance Receivables	88,419	94,790
Less Allowance for Credit Losses	10,350	10,350

Finance Receivables, Net	$78,069	$84,440

At December 31, 2002, contractual maturities of finance receivables were as follows:

	2003	2004	2005	2006	2007	After	Total

Real Estate	$2,270	$1,168	$1,283	$1,421	$1,563	$23,140	$30,845
Business and Other	56,614	960	—	—	—	—	57,574

Totals	$58,884	$2,128	$1,283	$1,421	$1,563	$23,140	$88,419

Note 6 – Investment - American Equity Investment Life Holding Company (American)

The Company’s investment of 1.64% of the common stock of American is accounted for under the equity method because the Company exercises significant influence over its operating and financial activities. Accordingly, the investment in American is carried at cost, adjusted for the Company’s proportionate share of earnings or losses.

On December 27, 1995, the Company invested $790,000 in American. This was a new company formed by the Chairman of the Board of Twenty Services, Inc. He is Chairman and Chief Executive Officer of American.

During 1997, American sold 3,240,864 of common stock for net proceeds of $47,246,469. The transaction caused the Company’s percentage of ownership to decrease from 6.7% to 1.79%.

TWENTY SERVICES, INC.
Notes to Financial Statements (Continued)
For the Years Ended December 31, 2002, 2001, and 2000

Note 6 – Investment - American Equity Investment Life Holding Company (American) (continued)

During 1998, American sold 625,000 shares of preferred stock for net proceeds of $625,000. American also sold 161,098 shares of common stock for net proceeds of $10,625,550. These transactions caused the Company’s percentage of ownership to decrease from 1.79% to 1.72%.

During 1999, American sold 130,348 shares of common stock for net proceeds of $1,405,094. The transaction caused the Company’s percentage of ownership to decrease from 1.72% to 1.68%.

During 2000, American effected a three-for-one-split that resulted in the issuance of 9,424,620 of common stock and a corresponding decrease of $9,425,000 in additional paid in capital. In addition, the Company issued 477,687 shares of common stock for net proceeds of $1,956,000. American also acquired 84,375 shares of common stock for $619,000. These transactions caused the Company’s percentage of ownership to decrease from 1.68% to 1.63%.

There was no change in the Company’s ownership percentage in 2001.

During 2002, American issued 34,228 shares of common stock for net proceeds of $137,000. American also acquired 112,750 shares of common stock for $857,000. These transactions caused the Company’s percentage of ownership to increase from 1.63% to 1.64%.

The following is a summary of the audited balance sheets and statements of operations of American:

	2002	2001

Total Assets	$6,042,266,000	$4,392,495,000

Total Liabilities	$5,864,302,000	$4,249,723,000
Minority Interest	100,486,000	100,155,000
Stockholders’ Equity	77,478,000	42,567,000

Total Liabilities and Stockholders’ Equity	$6,042,266,000	$4,392,445,000

Revenues	$279,713,000	$180,376,000
Minority Interest	7,445,000	7,449,000
Benefits and Expenses	258,061,000	172,055,000

Net Gain	$14,207,000	$872,000

TWENTY SERVICES, INC.
Notes to Financial Statements (Continued)
For the Years Ended December 31, 2002, 2001, 2000

Note 6 – Investment - American Equity Investment Life Holding Company (American) (continued)

For 2002, as required by the equity method of accounting, the Company’s investment of $694,937 increased by $233,201, which is 1.64% of American’s income. The investment was increased by $343,625, net of deferred tax charge of $144,207 for the Company’s share of American’s increase in capital. The net effect of the Company’s investment was an increase of $576,826.

For 2001, as required by the equity method of accounting, the Company’s investment of $956,662 increased by $14,236, which is 1.63% of American’s income. The investment was decreased by $275,961, net of deferred tax benefit of $65,432 for the Company’s share of American’s decrease in capital. The net effect on the Company’s investment in American is a decrease of $261,725.

For 2000, as required by the equity method of accounting, the Company’s investment of $576,648 was increased by $78,031, which is 1.63% of American’s income. The investment was also increased by $301,983, net of deferred tax of $1,592 for the Company’s share of American’s increase in capital. The net effect on the Company’s investment in American is an increase of $380,014.

Note 7 – Property and Equipment

Property and equipment consisted of the following at December 31:

	2002	2001

Equipment, Furniture and Automobiles	$24,494	$24,494
Less Accumulated Depreciation	(24,494)	(24,494)

Net Property and Equipment	$—	$—

Note 8 – Income Taxes

Temporary differences giving rise to the deferred tax liability (benefit) consist primarily of gains and losses on investments recognized for financial reporting purposes that are not recognized for tax purposes and the increase or decrease in the value of the Company’s investment in American Equity Life Holding Company.

The provision for income taxes was as follows for the years ended December 31:

	2002	2001	2000

Current
Deferred Tax Provision	$6,407	$(1,521)	$1,031

TWENTY SERVICES, INC.
Notes to Financial Statements (Continued)
For the Years Ended December 31, 2002, 2001, 2000

Note 8 – Income Taxes (continued)

Deferred tax assets and liabilities at December 31 consisted of the following:

	2002	2001

Deferred Tax Assets
Net Unrealized Loss on Available-for-Sale Securities	$14,332	$17,434
Net Operating Loss Carryforwards	115,159	97,070
Net Unrealized Loss on Investment in American Equity Investment Life Holding Company	—	23,766
Other	693	490

	130,184	138,760
Less Valuation Allowance	115,159	97,070

Total Deferred Tax Assets	15,025	41,690

Deferred Tax Liability
Net Unrealized Gain on Investment in American Equity Investment Life Holding Company	(120,441)	—

Net Deferred Tax Asset (Liability)	$(105,416)	$41,690

The company has available at December 31, 2002, $460,637 of unused operating and capital loss carryforwards that may be applied against future taxable income and that expire in the years 2020 through 2022.

Note 9 – Stockholders’ Equity

The preferred stock has a cumulative dividend of $.07 per share and is redeemable at the Company’s option of $1.05 per share. In the event of liquidation, the preferred stockholders receive $1.05 per share before any distributions are made to common stockholders. The 1999 dividend (approximately $35,000) was declared in February 2000 and paid in March 2000. The 2000 dividend (approximately $35,000) was declared in February 2001 and paid in March 2001. The 2001 dividend (approximately $33,700) was declared February 2002 and paid in March 2002.

Note 10 – Investment in Twenty Services Holding, Inc.

The Company owns 6,000 shares of common stock of Twenty Services Holding, Inc. (the Holding Company), a holding company that owns approximately 54% of the Company’s outstanding common stock. The amount paid for the Holding Company’s common stock of $60,000 has been deducted from stockholders’ equity in the accompanying balance sheet.

TWENTY SERVICES, INC.
Notes to Financial Statements (Continued)
For the Years Ended December 31, 2002, 2001, 2000

Note 11 – Concentration of Credit Risk

The Company maintains an investment account with a brokerage firm. Balances are insured up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation. The Company had $1,490,003 of uninsured investments at December 31, 2002.

Note 12 – Treasury Stock

The Company purchased 13,716 shares of its common stock for an aggregate purchase price of $17,144, or $1.25 per share, and 7,215 shares of its preferred stock for an aggregate purchase price of $1,804, or $.25 per share, during the year ended December 31, 2002. The shares are held as common treasury stock and preferred treasury stock.

The Company purchased 37,701 shares of its common stock for an aggregate purchase price of $47,127, or $1.25 per share, and 5,788 shares of its preferred stock for an aggregate purchase price of $1,447, or $.25 per share, during the year ended December 31, 2001. The shares are held as common treasury stock and preferred treasury stock.

The Company purchased 61,957 shares of its common stock for an aggregate purchase price of $76,983, or $1.25 per share, and 3,615 shares of its preferred stock for an aggregate purchase price of $904, or $.25 per share, during the year ended December 31, 2000. The shares are held as common treasury stock and preferred treasury stock.

TWENTY SERVICES, INC.
Schedule I - Marketable Securities - Other Investments
For the Year Ended December 31, 2002

Name of issuer and title of each issue	Number of shares or units - principal amount of bonds and notes	Cost of each issue	Market value of each issue at balance sheet date	Amount at which each portfolio of equity security issues and each other security issue carried in the issue balance sheet

Equity Securities Available-for-Sale:
Fedl Rlty Invt Tr Pfd 7.95%	10,000	$250,000	$249,000	$249,000

Merrill Lynch & Co Inc 9% Dep Shs Rep Ser A 1/400 Cum Pfd	2000	50,000	55,700	55,700

Taubman Center Inc Pfd 8.30%	1,300	32,500	31,655	31,655

West Bancorporation Inc	3150	31,766	47,817	47,817

Public Storage $2.45 Dep Shs Repstg 1/1000 A sh. of Eq	3,000	60,000	80,160	80,160

HECO Capital Trust II Quids 7.3% Due 12/15/28	6,000	150,000	150,480	150,480

AMF Bowling Worldwide, Inc. - Common	223	5,352	4,183	4,183

AMF Bowling Worldwide, Inc. Ser B Warrants	512	2,560	1,920	1,920

AMF Bowling Worldwide, Inc. Ser A Warrants	524	3,668	2,751	2,751

Wachovia Pfd Fnd 7.25% Non Cum Perp 12/31/22	5,000	125,000	127,000	127,000

Equity Office Prop 7.75% Cum Perp Pfd 7/29/07	2,000	50,000	51,160	51,160

Realty Income Corp 8.25% Sr Unsecd Nts Due 2008 Monthly	6000	150,005	162,120	162,120

US Home & Garden Tr 1 Pfd 9.4% 04/30/28	425	10,624	5,589	5,589

Total Equity Securities Available-for-Sale		921,475	969,535	969,535

Debt Securities Available-for-Sale:
Federal Natl Mtg Assn Notes Cpn 6.710% Due 8/26/27	140,000	139,306	143,772	143,772

JPM Capital Trust I Company GTD Cpn 7.540% Due 1/15/27	120,000	121,795	123,719	123,719

Cendant Corp NT CPN 7.750% Due 12/01/03 DTD 11/30/98 FC 06/01/99	150,000	152,782	153,375	153,375

Northwest Airlines Inc CPA 7.625% Due 03/15/05 DTD 03/04/98 FC 09/15/98	100,000	95,005	68,001	68,001

TWENTY SERVICES, INC.
Schedule I - Marketable Securities - Other Investments (continued)
For the Year Ended December 31, 2002

Name of issuer and title of each issue	Number of shares or units - principal amount of bonds and notes	Cost of each issue	Market value of each issue at balance sheet date	Amount at which each portfolio of equity security issues and each other security issue carried in the issue balance sheet

Debt Securities Available-for-Sale:
AES Corp Sr Notes Death Put CPN 8%
Due 12/31/08 DTD 12/08/98 FC 03/31/99
Call 12/31/00 @ 100	100,000	$100,003	$58,875	$58,875

Aetna Svc Inc GTD DEB CPN 7.625% Due
08/15/26 DTD 08/19/96 FC 02/15/97	150,000	156,152	168,349	168,349

Land O Lakes Cap Trst 1 144A B/E CPN 7.45%
Due 03/15/28 DTD 03/25/98 FC 09/15/98	100,000	98,933	42,500	42,500

Total Debt Securities Available-for-Sale		863,976	758,591	758,591

Debt Securities Held-to-Maturity –
GNMA Mortgage Backed Certificates, Due 2012		3,372	3,372	3,372

Total		$1,788,823	$1,731,498	$1,731,498